Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Fixed Charges
	2013	2014	2015	Three months ended December 31, 2015
Interest Expense	$935,273	$841,177	$917,818	$251,955
Capitalized Interest	—	—	—	—
Portion of Rental Income which represents interest factor	—	—	—	—
Total Fixed Charges before preferred stock dividend	935,273	841,177	917,818	251,955
Preferred stock dividend*	436,572	436,572	436,572	109,143
Total Combined fixed charges and preferred stock dividend	$1,371,845	$1,277,749	$1,354,390	$361,098

Earnings Available for Fixed Charges
Pre-tax income (loss)	$2,703,233	$3,485,427	$2,969,217	$729,533
Distributed equity income of affiliated companies	—	—	—	—
Add: Fixed Charges	935,273	841,177	917,818	251,955
Less: Capitalized Interest	—	—	—	—
Less: Net income- noncontrolling interest	—	—	—	—
Total Earnings available for fixed charges and preferred stock dividend	$3,638,506	$4,326,604	$3,887,035	$981,488

Ratio of earnings to fixed charges and preferred stock dividend	2.65	3.39	2.87	2.72

* assumes 50% subscription of 6% Series A Cumulative Preferred Stock at $25.00 per share and 50% subscription of Series B Convertible Preferred Stock at $20.75 per share

Computation of Preferred Stock Dividend Payments

						Dividend
		50%				Payment
6% Series A Cumulative Preferred Stock at $25.00 per share	308,750	154,375	25.00	3,859,375	6.00%	231,562
4.80% Series B Convertible Preferred Stock at $20.75 per share	411,666	205,833	20.75	4,271,035	4.80%	205,010
	720,416	360,208		8,130,410		436,572